02016689

P.E. 2/1/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of ______________________________, 20______

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOSEPHINE GOMM
(Registrant)

Date 20 February 2002 By [signature]
(Signature) *

KM

News Release

SPIRENT

Inspired Innovation

796 – 20 February 2002

RESILIENT PERFORMANCE WITH STRONG CASH GENERATION

Spirent plc, the international network technology company, today announces its audited preliminary results for the year ended 31 December 2001.

Highlights

£ million	**2001**	2000	Change %
Turnover	**802**	697	15
Operating profit*	**113**	138	(18)
Profit before taxation**	**101**	125	(19)
Headline earnings per share (pence)**	**7.76**	12.61	(38)
Final dividend per share (pence)	**3.00**	3.00	-

- Resilient performance in a year of unprecedented deterioration in telecoms market conditions. Communications group turnover £431 million, operating profit £83 million.
- Operating cash generation of £141 million, an increase of 12 per cent over 2000.
- Cash generation achieved despite funding an increase of £36 million to £96 million in new product development.
- Hekimian (reported as the Service Assurance Solutions Division) performed strongly with growth in turnover and operating profit of 53 and 54 per cent respectively.
- In accordance with accounting standards, goodwill impaired on Hekimian by £477 million.
- The Performance Analysis Solutions Division (formerly Telecom Test) reported stability in order intake levels through the second half year.
- Annual cost savings from reorganisation increased by £5 million to £35 million.
- Net borrowings reduced from £326 million to £179 million.
- Dividend maintained at 4.35 pence per share for full year.

* *Before goodwill amortisation of £86.6 million (2000 £25.7 million) and exceptional items of £759.5 million (2000 £2.2 million) (including goodwill impairment of £724.6 million)*

** *Before goodwill amortisation and exceptional items as above and non-operating exceptional profit of £14.5 million, being the net profit on the disposal and closure of operations (2000 loss £14.9 million)*

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

Commenting on the results, Nicholas Brookes, Chief Executive, said:

"Spirent has delivered resilient operating performance and strong cash generation in a year marked by an unprecedented downturn in the telecoms industry. We have taken action to protect profits and improve cash flow, to reduce borrowings and to increase our investment in product development for technological leadership.

"The levels of activity in the first half of 2002 are likely to remain in line with the second half of 2001 and we have positioned the Company to be profitable and cash generative at these levels. Spirent Communications' systems are positioned in technologies that are critical to the deployment of next-generation converged voice, data and video networks and Spirent will be able to generate full value from a market recovery."

- ends -

Enquiries:

Nicholas Brookes, Chief Executive Eric Hutchinson, Finance Director	Spirent plc	On 20/02/02 +44(0)20 7404 5959 Thereafter +44 (0)1293 767676
Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Nina Pawlak	Brunswick (New York)	+1 212 333 3810

Background note:

Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth activities. Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next generation network equipment and services worldwide. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four ordinary shares.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialise new products and services; risks relating to the acquisition or sale of businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to grow in e-commerce; our ability to attract and retain qualified personnel; risks of doing business internationally; risks of downturns in the industries in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.

CHAIRMAN'S & CHIEF EXECUTIVE'S REVIEW

Overview and Strategic Progress

Spirent has delivered resilient operating performance and strong cash generation in a year marked by an unprecedented downturn in the telecoms industry, the general slowdown of the world economy, and the economic uncertainties created by the terrorist attacks in the United States.

Critical to the company's ability to weather the storm and to set us apart from others have been the strenuous efforts and initiative shown by our employees to win business and to continue to develop innovative products to meet new customer needs. Part of the response to the slowdown had to be the reduction of resources employed, resulting in tough decisions to restructure operations and job losses. The actions we have taken are now expected to generate annualised savings of £34.6 million compared to our previous estimate of £30 million. In taking these cost reduction measures, we have been mindful of the need to protect our ability to develop new products within the Communications group as a key driver for future growth.

Cash generation from operating activities delivered £141.2 million, a 12 per cent increase over that for 2000. This was achieved despite funding a £35.6 million increase in new product development to £95.9 million.

We have built on our strategy of uniting the best in performance analysis technology with in-depth network operations expertise. Accordingly, we have organised Spirent Communications into two operating divisions named the Performance Analysis Solutions Division (formerly known as the Telecom Test division), focused on test and performance analysis, and the Service Assurance Solutions Division (formerly the Network Monitoring division), focused on service assurance for improved network operations.

Adding our leading edge performance analysis test solutions to our service assurance systems enables Spirent to integrate products and systems at the forefront of technology which will allow our customers to accelerate their deployment in the networks. For customers, this advantage translates into more rapid development of their new devices, more rapid acceptance of those devices in the field and lower costs for the widespread deployment of their new networking services.

The Performance Analysis Solutions Division reported order intake levels stable through the second half year and this has continued into January 2002. The Service Assurance Solutions Division order backlog closed at $106 million, an increase of $23 million since 30 June 2001.

Our commitment to developing new products and technologies has been carried forward by the strategic partnership with Caw Networks we announced in October. The integration of our products with theirs is creating a new and unique solution for the industry to test the performance of applications across the network.

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

Hekimian has achieved considerable growth in 2001, the acquisition of the business being a key part of the strategic development of Spirent, and we continue to be confident that the business has excellent long-term prospects. Hekimian has firmly established Spirent as a leader in the service assurance market space, which we believe will offer strong growth in the future. However, in accordance with accounting standards, we are required to re-assess the carrying value of Hekimian. This has been prompted by the continued fall in comparable company valuations in the light of the industry downturn. We have adopted a prudent approach in determining the carrying value of the investment. This has resulted in an impairment charge of £477.0 million and a new carrying value of £630.0 million. This charge is a non-cash adjustment which has no bearing on the ability of the company to generate profit and cash in the future.

As reported in our half-year results, we wrote down the carrying value of goodwill on our investments in Zarak and Net-HOPPER, by £247.6 million.

We have reviewed the carrying values of goodwill of all other businesses and concluded that no impairment is required.

We have made provisions against excess stocks and debtors amounting to £19.4 million.

The sale in November 2001 of our Sensing Solutions group for $220 million (approximately £152 million) is indicative of the significant headway made in 2001 towards our stated goal of focus on high technology communications activities.

Financial Performance

Despite a marked decline in the market environment, financial performance was resilient with turnover rising 15 per cent to £801.8 million (2000 £696.7 million) reflecting a full year's contribution from our 2000 acquisitions. Operating profit fell 18 per cent to £112.9 million (2000 £137.9 million) as a result of the slowdown in the telecommunications industry and a considerably increased investment in product development. Organically, turnover and operating profit declined 3 per cent and 37 per cent respectively.

In 2001, Spirent plc derived 80 per cent of its continuing operating profit from its Communications group (2000 78 per cent, 1999 54 per cent).

Profit before taxation, amortisation and exceptional items decreased 19 per cent to £100.9 million (2000 £124.6 million). After charging goodwill amortisation of £86.6 million and exceptional items of £745.0 million, reported loss before taxation was £730.7 million (2000 profit £81.8 million).

Operating exceptional items include goodwill impairment of £724.6 million, provisions against debtors and stocks of £19.4 million, reorganisation costs of £11.3 million and acquisition retention bonuses of £4.2 million.

Headline earnings per share fell 38 per cent to 7.76 pence per share (2000 12.61 pence). Return on sales decreased by 5.7 percentage points to 14.1 per cent (2000 19.8 per cent).

Product development is an important driver of growth and an area in which we have expanded our efforts. In 2001, we invested £95.9 million (2000 £60.3 million), representing 12.0 per cent of sales (2000 8.7 per cent). Within the Communications group, product development spend more than doubled to £73.0 million (2000 £34.7 million), equivalent to 17.0 per cent of sales (2000 12.0 per cent), leading to a number of successful new product launches.

Cash generation delivered £141.2 million from operating activities, up by £15.5 million compared to 2000. Dividends distributed to shareholders amounted to £39.8 million, up from £27.7 million last year. We have reduced net borrowings from £326.4 million to £179.1 million.

Operating Highlights

Communications Group

Within the Communications group, significant contracts from the incumbent local exchange carriers in the United States and other major service providers propelled the Service Assurance Solutions Division (formerly known as Network Monitoring) to record performance. Contracts won in 2001 included the first large-scale deployment of our CenterOp suite of products. These systems are the platform for Spirent Communications' next generation of service assurance solutions that encompass a variety of network services.

Spirent Communications became the first service assurance provider to certify in hardware, software and services for the industry's stringent new TL-9000 quality standards for telecommunications systems.

The Communications group's Performance Analysis Solutions Division (formerly Telecom Test) was more directly affected by the telecoms downturn. This division's leading customers were among those hardest hit. Even in this difficult economic environment, the division was able to increase its market share of total available customer capital spend thanks to the advanced nature of its solutions. We continue to win industry plaudits. We participated in the showcase public demonstrations of terabit routing and 10-gigabit Ethernet testing. We were first-to-market to deploy test products for 10-gigabit Ethernet, cdma2000 and location-based wireless applications.

Network Products Group

In the face of the general slowdown in North America and Europe, and a second half downturn in South America, the Network Products group experienced a decline in both sales and margins. Despite the slowdown in the global automotive market, the group increased both its share of the value of components on vehicles, and the number of major global automotive customers to whom it is a 'preferred supplier'.

2001 saw record annual sales of Autotools, which are automatic tools for the application of our fixing products. With each Autotool generating repeat sales of consumable products, the Autotool business represents an important source of ongoing revenue for the group.

Notable among the Network Products group's telecoms related activities were the introduction into the US market of award-winning 'Category 6' high bandwidth structured cabling and Category 6 RJ45 modular jacks, together with further contracts with a major UK telecoms provider to create fully networked homes and offices.

In light of the above, the Network Products group is also well placed to capitalise on an upturn in the market.

Systems Group

The Systems group was able to report an increase in operating profit, generated in part through the completion of the initial development of AuRA™ and the consolidation programme within the aerospace information and software systems businesses.

Integration and Identity

The Spirent name, brand and identity, introduced in 2000, are now established in the minds of investors, institutions and customers. The task of integrating a number of geographically, culturally and technologically disparate companies under the Spirent brand is proceeding well. Our aim is to unite the best in performance analysis technology with in-depth network operations expertise to accelerate the development, deployment and assurance of next-generation network technologies.

Board and Senior Management

My Chung joined the Board as an Executive Director in May 2001, bringing to the Spirent plc Board a wealth of expertise and experience gained in the telecommunications industry.

Olivier Huon joined Spirent in July 2001 as Director of Business Development.

Jim Schleckser was promoted to President of Hekimian in April 2001.

Paul Eardley has taken on the role of Company Secretary in addition to his duties as General Legal Counsel.

People

At the conclusion of a difficult year, we would like to thank all our employees for their hard work and service and to congratulate them on their enthusiasm, effort and initiative. These attributes are an immense asset to the Company and continue to be hugely important as we realise our goal of 'One Company, One Team, One Vision'.

We would also like to acknowledge the contribution made and service provided by those capable and experienced people who left employment with the Company during the restructuring process.

As part of the sale of our Sensing Solutions business, some 2,000 Spirent staff transferred from the Spirent payroll to that of the new owners. We thank them for their work on Spirent's behalf and wish them well under the stewardship of the General Electric Company.

NYSE Listing

An important development was our listing on the New York Stock Exchange in July 2001, in the form of American Depositary Receipts under the SPM ticker with one ADR representing four ordinary shares. With some 70 per cent of Group revenues coming from our US operations, we are committed to delivering an increased profile and understanding of the Company to the US financial community.

Dividend

The Board recommends maintaining a final dividend of 3.00 pence per share (2000 3.00 pence). This will give a total dividend for the year of 4.35 pence per share (2000 4.35 pence). The final dividend will be paid to shareholders registered at close of business on 10 May 2002.

Outlook

Spirent has delivered resilient operating performance and strong cash generation in a year marked by an unprecedented downturn in the telecoms industry. We have taken action to protect profits and improve cash flow, to reduce borrowings and to increase our investment in product development for technological leadership.

The levels of activity in the first half of 2002 are likely to remain in line with the second half of 2001 and we have positioned the Company to be profitable and cash generative at these levels. Spirent Communications' systems are positioned in technologies that are critical to the deployment of next-generation converged voice, data and video networks and Spirent will be able to generate full value from a market recovery.

OPERATING REVIEW

Communications

£ million	2001	2000	Change %	Organic Change %
Turnover	**430.6**	289.2	49	(4)
Operating profit	**83.4**	98.6	(15)	(40)
Return on sales (per cent)	**19.4**	34.1		

The mission of Spirent Communications is to accelerate the development, deployment and assurance of next-generation network technology around the world. As today's independent circuit-switched voice, data and signalling networks migrate toward converged packet-switched networks for voice, data, signalling and video traffic, this will have a great positive global impact, and the communications industry offers strong long-term growth prospects.

Spirent Communications provides the test, performance analysis systems and network management expertise our customers need to move new technologies out of the laboratory and into widespread deployment as quickly and profitably as possible. Our customers include the world's largest and most progressive manufacturers of network equipment and terminals, global service providers and large enterprise network operators. Our strategy is to unite the best in performance analysis technology with in-depth network operations expertise to accelerate the development, deployment and assurance of next-generation network technologies. In keeping with this strategy, we have organised Spirent Communications into two operating divisions: the Performance Analysis Solutions Division (formerly known as the Telecom Test division), focused on test and performance analysis, and the Service Assurance Solutions Division (formerly the Network Monitoring division), focused on service assurance for improved network operations.

Bringing together the two divisions of Spirent Communications gives us a unique competitive advantage by positioning Spirent at the forefront of new technology development and extending the potential return on our research and development investment through the entire life cycle of network technology deployment. For customers, this advantage translates into more rapid development of their new devices, more rapid acceptance of those devices in the field and lower costs for widespread deployment of their new networking services.

We took significant steps throughout the year to leverage expertise in the Performance Analysis Solutions and Service Assurance Solutions divisions to develop joint solutions to address customer needs more rapidly. We achieved one of the first fruits of this integration with the development and delivery for trial of optical test units in the service assurance arena in less than six months, building upon expertise from the performance analysis team. Another example was progress on a unified user interface for Spirent Communications' performance analysis systems. Our ability to translate cutting-edge laboratory test capability into high-volume network test and service assurance systems is a strategic strength of Spirent Communications that we believe gives us an important competitive advantage.

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

The increased investment in product development has led to significant innovation. The Communications group established industry leadership in 10-gigabit Ethernet by winning its third successive 'Best of Show' award at the May *Networld+Interop* trade fair for its 10-gigabit Ethernet Test System. Spirent delivered the first working 10-gigabit Ethernet products in the market for five separate LAN & WAN interface types to leading equipment manufacturers including Cisco, Intel, Extreme, Nortel and Foundry Networks. Other highlights in the Performance Analysis Solutions Division included showcase public demonstrations of terabit routing and 10-gigabit Ethernet testing, first-to-market deployment of cdma2000 and location-based wireless testing and shipments of the first fibre channel performance testing for storage area networks.

Our partnership and investment in Caw Networks gives Spirent Communications the ability to offer application-layer testing of websites and firewalls. Our Advanced Test Program initiative positions us in university and independent research laboratories as well as in the Internet2 project and helps ensure that Spirent remains at the forefront of new networking technology.

Spirent Communications group made progress on integrating sales, marketing, administrative and manufacturing operations throughout the year. These integrated operations not only resulted in annualised cost savings of more than £25 million, but also improved our ability to provide integrated solutions to customers. As part of our efforts we formed a sales team focused on early adopters of new network technologies and have been working to create integrated solutions, using both performance analysis advanced probe technology and service assurance software.

A key strategic goal of the group is to become a truly global provider of telecoms test, management and performance analysis systems. In 2001, 35 per cent of the Performance Analysis Solutions Division's turnover came from outside North America (2000 26 per cent). We now have more than 80 Spirent Communications sales and marketing staff in Europe, the Middle East and Asia, and we seek to increase the percentage of non-North American sales over the coming years.

Performance Analysis Solutions Division

£ million	**2001**	2000	Change %	Organic Change %
Turnover	**245.5**	283.7	(13)	(23)
Operating profit	**38.7**	97.1	(60)	(65)
Return on sales (per cent)	**15.8**	34.2		

Turnover was impacted significantly by decreased demand by the major network equipment manufacturers in North America and Europe. Sales to customers in Asia grew strongly. Manufacturing margins were maintained, but reduced volumes combined with increased product development spend resulted in a fall in the operating margin achieved.

The Performance Analysis Solutions Division was built through acquisition and continued development of the Adtech, DLS, Edgcumbe, GSS, SmartBits, TAS and Zarak product lines.

This division develops and delivers testing solutions for a broad range of communications technologies, including Ethernet, wireless, optical, Packet-over-SONET, digital subscriber line (DSL), global positioning systems (GPS), traditional voice and voice-over-IP, giving customers the ability to source their complete requirements for performance analysis solutions from Spirent. Our broad range of products enables equipment manufacturer and service provider development laboratories to thoroughly emulate large-scale networks, introduce impairments and stress-test equipment to ensure maximum performance and conformance to industry standards.

Spirent Communications' systems test a full range of wireless and wireline networks and equipment, including core terabit routers and ATM switches, metro optical access systems, next-generation wireless and broadband access devices, high-speed Ethernet enterprise and storage area networks, and GPS-based wireless terminals. Our test systems can be used individually, or integrated into solutions that fully emulate the network conditions new products will encounter. In short, Spirent Communications' systems are positioned in technologies that are critical to the deployment of next-generation converged voice, data, and video networks.

The Performance Analysis Solutions Division was directly affected by the downturn in the overall communications industry. This division's top customers were among those hardest hit by the telecoms downturn. Even in this difficult economic environment, the Performance Analysis Solutions Division was able to increase its share of total capital spend captured due to the advanced nature of its solutions. Cost-cutting measures and continued focus on leading-edge product development in 2001 ensures that this division is appropriately sized for its current level of business and is well positioned to respond rapidly to upturns in market spending.

Service Assurance Solutions Division

£ million	**2001**	Proforma 2000	Growth %	Organic Growth %
Turnover	**185.1**	121.3	53	46
Operating profit	**44.7**	29.1	54	49
Return on sales (per cent)	**24.1**	24.0		

Turnover grew strongly as the incumbent local exchange carriers in the United States increased demand for our test probes and software systems for service assurance applications. New customers added in the year further increased sales. Manufacturing margins and operating expenses were maintained in proportion to sales.

The Service Assurance Solutions Division was formed at the end of 2000 with the acquisitions of Hekimian and Net-HOPPER. This division provides network test and operations support systems used by many of the world's largest and most progressive service providers to assure the quality of high bandwidth voice and data services. These systems enable the efficient delivery and maintenance of high-value network services, including private line voice and data, digital subscriber line, wireless, optical and converged packet networks. Service assurance products include operations support system software, remote test probe hardware, network test access systems and the expertise to implement and maintain the systems over extended periods of time.

Spirent Communications is at the forefront of two important industry trends in remote testing: firstly, to automate an increasing number of everyday tests in order to reduce the costs of operating large-scale networks; and secondly, to integrate a broader range of network status and service quality measurements with network testing to provide comprehensive service assurance management solutions. We believe these trends will serve to deepen our relationships with customers and increase the overall size of our market opportunity.

Though 2001 was a uniquely tough year in the communications industry, Spirent Communications weathered the year's challenges and emerged in a position of strength, ready for market recovery. This validates our strategy to develop revenues from the service assurance market as well as from the performance analysis market. During the course of the year, this strategy improved our ability to enable customers to accelerate the development, deployment and assurance of next-generation network technologies.

The Service Assurance Solutions Division won significant contracts from Verizon, SBC, Qwest and other major service providers which propelled this division to record performance. Contracts during 2001 for DSL and private line service assurance systems included the first large-scale deployments of CenterOp Sentry™, Perform™, Flow™ and Gateway™. These systems are the platform for Spirent Communications' next generation of service assurance solutions that encompass a variety of network services based on data, optical and wireless technologies.

A major strategic initiative of the Service Assurance Solutions Division is to expand globally from its largely North American customer base. The division established a European sales and support infrastructure in 2001 and embarked upon the long-term selling cycle required for large-scale operations support systems. Other achievements within this division included integration of the Net-HOPPER remote test access product line into the Hekimian business unit. Spirent Communications also became the first service assurance provider to certify in hardware, software and services for the industry's stringent new TL-9000 quality standards for telecommunications systems.

Network Products

£ million	**2001**	2000	Change %	Organic Change %
Turnover	**170.4**	181.4	(6)	(6)
Operating profit	**15.3**	25.3	(40)	(40)
Return on sales (per cent)	**9.0**	13.9		

In the face of the general slowdown in North America and Europe, and a second half downturn in South America, the Network Products group experienced a decline in both sales and margins. Key customer sectors, including both telecoms and truck building, were particularly affected by difficult market conditions but early restructuring actions enabled the business to remain fundamentally strong and well positioned to take advantage of an upturn.

During 2001 we completed a major restructuring of the global business, consolidating and extending customer-facing activities whilst reducing administrative and production resources to bring costs in line with changes in demand. The results of this restructuring will become fully effective in the first half of 2002.

Despite the difficult market environment, the Network Products group continued to invest in its telecoms-related business to support future growth. Investment in new products to meet local needs has been followed by their successful introduction into new markets through existing HellermannTyton channels. The launch of our recently developed Local Area Network connectivity products into the United States got off to a good start as reported in our Interim Results, our 'Gigaband Category 6' range being named a winner in *Communications News* magazine's 'Editors Choice 2001' awards. We look forward to further developing our 'Network Sciences' brand in North America and around the world through 2002. The connectivity systems complement our more established communications offerings, such as raceway products, where we have won several major contracts supporting network installations.

The second half of the year has also seen our first half optimism for small office/home office (SoHo) solutions translated into further contracts with a major UK telecoms provider to create fully networked homes and offices. We are working to expand this concept to the United States and Europe.

Automotive sales continue to contribute significantly to the success of the group. Despite the slowdown in the global automotive market, including the continuing difficulties in the US truck market, the group has increased its share of the value of components on vehicles. This has been achieved through close working relationships with customers and innovative product development as new vehicle platforms are introduced. During 2001, our focus on design and customer service has resulted in the group increasing the number of major global automotive customers with which it enjoys 'preferred supplier' status. The group is therefore well placed to capitalise on any improvement in the automotive market.

Our globalisation activities have continued in 2001 enabling our customers to benefit further from our global capabilities and product range. The success of this programme has been reflected in a number of major supply agreements which have been signed during the year with international customer groups.

Taken together, our capital investment programme coupled with cost reduction measures whilst maintaining our emphasis on innovation have allowed us to weather the recent downturn. The Network Products group is well positioned for growth as existing markets recover and we start to exploit new opportunities in home and business networking.

Systems

£ million	**2001**	2000	Change %	Organic Growth %
Turnover	**124.0**	135.4	(8)	4
Operating profit	**6.1**	2.7	126	201
Return on sales (per cent)	**4.9**	2.0		

The Systems group was able to report an increase in operating profit, generated in part through the completion of the initial development of AuRA™ and the consolidation programme within the aerospace information and software systems businesses.

Within the aerospace business, we signed AuRA deals with American Eagle, Continental Express and Boeing with a combined order value of $20 million. This builds on existing AuRA business with US carriers Sun Country, Frontier and USA 3000. AuRA is Spirent's Maintenance, Repair and Overhaul (MRO) system which is designed to help air operators control the cost and timing of aircraft maintenance whilst improving efficiency.

Our Aviation Information Solutions (AIS) business made good headway, with further validation of our concept and product demonstrated by the expansion of our existing relationship with FedEx to supply 90 of their Airbus fleet with airborne file servers and software applications at an order value of some $10 million. Our AIS technology helps flight crew manage information and on-board software applications, improve logging of faults and reduce time spent on maintenance.

Discontinued Operations

In November, we completed the sale of the equity and assets of our Sensing Solutions group to the General Electric Company for a cash consideration of $220 million (approximately £152 million).

The net proceeds of the sale were used to reduce net debt. The sale represented a further step in Spirent's increasing focus on communications related activities. Under the terms of the deal, all of the approximately 2,000 employees in the Sensing Solutions group transferred with the business.

Combined Sensing Solutions revenues for the period up to divestment were £76.8 million with an operating profit for the combined Sensing Solutions businesses of £8.1 million.

Interconnection Joint Venture

Our share of turnover increased by 3 per cent to £78.3 million (2000 £76.0 million) and our share of the operating profit decreased by 28 per cent to £9.6 million (2000 £13.3 million).

The business experienced a marked deterioration in market conditions during the second half of the year as a result of the global recession. Local management have undertaken actions to reduce costs. Against this background, the business continues to expand its market through delivery of a high level of product innovation.

FINANCIAL REVIEW

Headline PBTA

£ million	**2001**	2000
(Loss)/profit before taxation	**(730.7)**	81.8
Goodwill amortisation	**86.6**	25.7
Operating exceptional items:		
Other	**34.9**	2.2
Goodwill impairment	**724.6**	-
(Profit)/loss on disposal and closure of operations	**(14.5)**	18.1
(Profit) on disposal of tangible fixed assets	**-**	(3.2)
Headline profit before taxation	**100.9**	124.6

Spirent, in common with other companies in the global telecommunications sector, has experienced the difficulties resulting from a period of marked decline in demand since the second quarter of 2001. We have taken decisive action to reduce costs, to protect profits and to improve cash flow. We have made provisions against stocks and debtors and, in accordance with accounting standards and the fall in comparable company valuations, impaired goodwill on the acquisitions of Hekimian Laboratories, Zarak Systems and Net-HOPPER.

Despite the market conditions the Service Assurance Solutions Division has grown operating profit organically by some 49 per cent over the previous year. Cash generated from our operations has risen by 12 per cent.

Operating cash flow has remained positive for all our businesses. The divestment of Sensing Solutions in early November generated net cash of £147.1 million. This has been used to reduce net borrowings to £179.1 million at 31 December 2001. This represents a ratio of 16 per cent (2000 18 per cent) against shareholders funds, and 1.2 times reported earnings (2000 2.0 times) before interest, taxation, depreciation, amortisation and exceptional items. Net borrowings at the end of January 2002 were £172.0 million.

Interest cover as adjusted for goodwill amortisation and exceptional items for 2001 has been maintained at 5.4 times (2000 5.3 times).

Note: Operating profit as referred to in the text is stated before goodwill amortisation and exceptional items

Financial Results

£ million	Second Half 2001	First Half 2001
Turnover	**342.9**	**458.9**
Operating profit	**33.5**	**79.4**
Return on sales (per cent)	**9.8**	**17.3**
Headline earnings per share (pence)	**2.22**	**5.54**

Headline earnings per share has been calculated to exclude all exceptional items and attributable taxation, as this is the practice commonly used by analysts: previously only acquisition retention bonuses had been excluded. Headline earnings per share for the first six months has been restated to reflect this.

Turnover increased by 15 per cent from £696.7 million to £801.8 million, reflecting the full year's contribution from the acquisitions made in 2000. Turnover reduced by 25 per cent in the second half over the first half of 2001, the first quarter of 2001 having produced a strong result prior to the telecoms slowdown taking effect. Organically turnover declined by 3 per cent. On one hand, the Performance Analysis Solutions Division's turnover declined organically by 23 per cent, on the other there was significant organic growth of 46 per cent in the Service Assurance Solutions Division, where major contracts were won.

North America now accounts for some 71 per cent of our turnover by source (2000 67 per cent). Turnover by market destination is 63 per cent to North America (2000 56 per cent).

Return on sales before exceptional items of 14.1 per cent decreased by 5.7 percentage points over 2000, with the second half returning 9.8 per cent. The majority of this reduction can be attributed to the Performance Analysis Solutions Division where the return was reduced to 5.5 per cent in the second half year compared to 23.4 per cent in the first half. The Service Assurance Solutions Division saw a reduction in return from 26.0 per cent to 21.2 per cent first half to second half.

Earnings before interest, taxation, depreciation, amortisation and exceptional items (EBITDA before exceptional items) declined by 8 per cent from £163.0 million to £150.1 million.

Goodwill amortisation increased from £25.7 million in 2000 to £86.6 million, a result of the acquisitions, including Hekimian, in the later part of last year.

The effect of exchange rate translation was positive, increasing turnover by £23.4 million and profit before taxation by £1.9 million.

A basic loss per share of 83.43 pence is reported (2000 earnings 7.40 pence), after charging goodwill amortisation of £86.6 million and net exceptional items of £745.0 million, which includes goodwill impairment of £724.6 million.

Headline earnings per share declined 38 per cent from 12.61 pence to 7.76 pence.

Goodwill Impairment

As reported in our interim announcement, the carrying value of goodwill for Zarak Systems and Net-HOPPER has been written down by £247.6 million, a consequence of the rapid deterioration in market conditions and the resultant impact on future cash flows from these businesses.

In the light of the downturn in valuations in the telecommunications market and in accordance with accounting standards, we are required to reassess the carrying value of Hekimian. We have written down the investment in Hekimian resulting in an impairment charge of £477.0 million.

The total charge reported for goodwill impairment for the year is £724.6 million.

Other Exceptional Items

In response to the slowdown in the technology industry we have undertaken a reorganisation of our activities at a cost of £11.3 million which has been charged in 2001. We saw benefit in the second half year from these actions and expect to generate savings totalling £34.6 million on an annual basis. Both costs and anticipated cost savings have increased from our earlier estimates as further actions have been undertaken, by £2.3 million and £4.6 million respectively.

The deterioration has also led us to make provisions totalling £19.4 million against inventories in excess of 12 months usage and doubtful debts. The increase in provisions in the second half year of £4.5 million is principally attributable to amounts due from a distributor who is operating under financial constraints. Any amounts recovered will be reported as exceptional gains in future reporting periods.

Other exceptional items relate to acquisition retention bonuses, arising out of acquisitions made in 2000, of £4.2 million.

Acquisitions and Divestments

There has been little in the way of acquisition activity in 2001. In October we acquired a 16 per cent interest in Caw Networks Inc for a consideration of £6.4 million. Caw is reported as an associated company.

Spirent has continued to dispose of its non-core activities. In November, Spirent sold its Sensing Solutions group to the General Electric Company for a total consideration of $220 million. The net cash proceeds after expenses generated from the sale, of £147.1 million, have been used to reduce net borrowings. The tax liability associated with this transaction, estimated at £13.2 million, is payable in 2002.

Other minor divestments and closures have taken place during the year.

The net profit on divestment was £14.5 million after charging £65.1 million of goodwill previously written off to reserves.

Interest

Net interest payable has reduced from £29.3 million in 2000 to £22.8 million, as we have benefited from the reduction of interest rates primarily on the US dollar. Benefit has been obtained from the reduction in borrowings following receipt of the proceeds from the sale of Sensing Solutions in November.

Taxation

The Group's effective tax rate was 29.4 per cent (2000 30.3 per cent), after adjusting for the effects of goodwill amortisation, impairment, exceptional items and divestments.

It is anticipated that this rate is sustainable for 2002.

We have implemented the requirements of Financial Reporting Standard (FRS) 19 'Deferred Tax', which requires substantially full provision to be made.

The reported charge of £32.6 million (2000 £30.6 million) includes a tax charge of £13.2 million in respect of the profit on divestments.

Cash Flow

Cash Generation £ million	**2001**	2000
Net cash flow from operating activities	**141.2**	125.7
Less cash outflows on:		
- Interest net of dividends received and minority dividends paid	**(22.1)**	(21.2)
- Tax paid	**(21.0)**	(22.2)
- Capital expenditure and financial investment	**(57.7)**	(59.5)
Free cash inflow before dividends	**40.4**	22.8

Operating cash flow of £141.2 million was 12 per cent higher than 2000. Comparing the first half to the second half of 2001, July to December generated £87.3 million, an increase of some 62 per cent over the first half year.

Cash Generation £ million	Second Half 2001	First Half 2001
Net cash flow from operating activities	87.3	53.9
Less cash outflows on:		
- Interest net of dividends received	(8.4)	(13.7)
- Tax paid	(7.8)	(13.2)
- Capital expenditure and financial investment	(27.5)	(30.2)
Free cash inflow/(outflow) before dividends	**43.6**	**(3.2)**

Much of this improvement has been achieved through reduction in working capital where we have taken initiatives to increase stock turns and reduce debtor days outstanding. Working capital improved by £43.0 million in the second half year excluding the effect of exceptional provisions for stocks and debtors. For the full year working capital, again excluding the exceptional provisions, has improved by £21.9 million.

Operating cash generation has been impacted by the release of deferred income of £17.8 million, where monies had been received in advance in 2000 relating to major contracts primarily for Hekimian.

Net capital expenditure and financial investment at £57.7 million (2000 £59.5 million) was high, due to our investment in new facilities and software systems. We expect capital expenditure for 2002 will be in the range £30 million to £35 million. 2000 included £22.0 million advanced to the Employee Share Ownership Trust for the acquisition of shares for employee share schemes.

Acquisitions net of divestments raised £149.6 million. Divestments raised £148.8 million. As previously discussed this includes the net proceeds from the sale of Sensing Solutions, as well as from other minor divestments.

Acquisitions resulted in a net positive cash flow of £0.8 million. This includes a receipt of £22.3 million from Axel Johnson Inc under the terms of the Hekimian acquisition agreement less $20 million of deferred consideration paid in July for Netcom Systems acquired in 1999, and £6.4 million for our investment in Caw Networks Inc.

The dividend payments for 2001 were £12.1 million higher than in 2000 due to the increased number of shares in issue following the acquisitions made using equity in 2000.

Dividend

A final dividend of 3.00 pence per share has been recommended which maintains the distribution for the year at 4.35 pence. The dividend is 1.8 times covered (2000 2.4 times) by headline earnings.

Consolidated Profit & Loss Account

	Continuing Operations		Discontinued Operations		
	Before exceptional items 2001 £ million	Exceptional items 2001 £ million	2001 £ million	Total 2001 £ million	Total 2000 £ million
Turnover: Group and share of joint venture	803.3	-	76.8	880.1	772.7
Less: share of joint venture's turnover	(78.3)	-	-	(78.3)	(76.0)
Turnover	725.0	-	76.8	801.8	696.7
Operating (loss)/profit	19.4	(759.5)	6.9	(733.2)	110.0
Exceptional items	-	34.9	-	34.9	2.2
Goodwill impairment	-	724.6	-	724.6	-
Goodwill amortisation	85.4	-	1.2	86.6	25.7
Operating profit before goodwill amortisation and exceptional items	104.8	-	8.1	112.9	137.9
Income from interests in :					
Joint venture	9.6	-	-	9.6	13.3
Associates less goodwill amortisation	1.2	-	-	1.2	2.7
Non operating exceptional items	-	(2.8)	17.3	14.5	(14.9)
(Loss)/profit before interest	30.2	(762.3)	24.2	(707.9)	111.1
Net interest payable				(22.8)	(29.3)
(Loss)/profit before taxation				(730.7)	81.8
Taxation				32.6	30.6
(Loss)/profit after taxation				(763.3)	51.2
Minority interest				0.2	0.5
(Loss)/profit attributable to shareholders				(763.5)	50.7
Dividends				40.0	36.1
(Loss)/profit retained				(803.5)	14.6
Basic (loss)/earnings per share				(83.43)p	7.40p
Headline earnings per share				7.76p	12.61p
Diluted (loss)/earnings per share				(83.43)p	7.18p
Net dividend per share:					
Interim				1.35p	1.35p
Proposed final				3.00p	3.00p
Total dividend				4.35p	4.35p

Consolidated Statement of Total Recognised Gains and Losses

	2001 £ million	2000 £ million
(Loss)/profit attributable to shareholders	**(763.5)**	50.7
Gain on lapsed options	**3.3**	-
Exchange adjustment on subsidiaries, joint venture and associates	**(0.2)**	8.8
UK current taxation on exchange adjustment	**(2.6)**	(1.7)
Total recognised gains and losses	**(763.0)**	57.8

Consolidated Balance Sheet

	2001 £ million	2001 £ million	2000 £ million	2000 £ million
Fixed assets				
Intangible assets		987.7		1,816.8
Tangible assets		137.6		136.2
Investments				
Investment in joint venture				
Share of gross assets	69.0		64.5	
Share of gross liabilities	(24.7)		(23.8)	
	44.3		40.7	
Investment in associates	18.3		12.9	
Other investments	34.1		33.4	
		96.7		87.0
		1,222.0		2,040.0
Current assets				
Stocks	93.1		136.2	
Debtors	143.4		206.8	
Investments	0.3		3.9	
Cash at bank and in hand	27.6		28.6	
	264.4		375.5	
Current liabilities				
Creditors due within one year	166.8		199.6	
Loans and overdrafts	11.2		19.8	
	178.0		219.4	
Net current assets		86.4		156.1
Assets less current liabilities		1,308.4		2,196.1
Long term liabilities:				
Creditors due after more than one year		(210.1)		(355.6)
Provision for liabilities and charges		(1.5)		(2.1)
Assets less liabilities		1,096.8		1,838.4
Shareholders' funds - equity		1,094.4		1,834.7
Minority shareholders' interest – equity		2.4		3.7
Total equity		1,096.8		1,838.4

Consolidated Cash Flow Statement

	2001 £ million	2000 £ million
Net cash inflow from operating activities	**141.2**	125.7
Dividends received from: - joint venture	**1.6**	1.1
- associates	**0.2**	0.4
Returns on investments and servicing of finance	**(23.9)**	(22.7)
Taxation	**(21.0)**	(22.2)
Capital expenditure and financial investment	**(57.7)**	(59.5)
Acquisitions and disposals	**149.6**	(536.6)
Equity dividends paid	**(39.8)**	(27.7)
Management of liquid resources	**3.6**	50.6
Financing	**(152.8)**	480.2
Net cash inflow/(outflow)	**1.0**	(10.7)

Reconciliation of Net Cash Flow to Movement in Net Borrowings

	2001 £ million	2000 £ million
Net cash inflow/(outflow)	1.0	(10.7)
Cash outflow arising from the change in debt and lease financing	**157.7**	47.9
Cash inflow arising from the change in liquid resources	**(3.6)**	(50.6)
Movement arising from cash flows	155.1	(13.4)
Loans and finance leases acquired with subsidiaries	-	(2.3)
Loan to acquire subsidiary	-	(13.9)
New finance leases	**(0.8)**	(2.5)
Exchange adjustment	**(7.0)**	(19.7)
Movement in net borrowings	**147.3**	(51.8)
Net borrowings at 1 January	**(326.4)**	(274.6)
Net borrowings at 31 December	**(179.1)**	(326.4)

Analysis of Results

	2001 £ million	%	2000 £ million	%
Segmental Analysis				
Turnover				
Performance Analysis Solutions Division	245.5	34	283.7	47
Service Assurance Solutions Division	185.1	25	5.5	1
Communications	430.6	59	289.2	48
Network Products	170.4	24	181.4	30
Systems	124.0	17	135.4	22
	725.0	100	606.0	100
Discontinued operations:				
Sensing Solutions	76.8		90.7	
	801.8		696.7	
Operating (loss)/profit				
Performance Analysis Solutions Division	38.7	37	97.1	77
Service Assurance Solutions Division	44.7	43	1.5	1
Communications	83.4	80	98.6	78
Network Products	15.3	14	25.3	20
Systems	6.1	6	2.7	2
	104.8	100	126.6	100
Discontinued operations:				
Sensing Solutions	8.1		11.3	
	112.9		137.9	
Exceptional items	(34.9)		(2.2)	
Goodwill impairment	(724.6)		-	
Goodwill amortisation	(86.6)		(25.7)	
	(733.2)		110.0	
Geographical Analysis				
Turnover by source				
Europe	183.7	25	169.0	28
North America	514.6	71	407.3	67
Asia Pacific, Rest of Americas, Africa	26.7	4	29.7	5
	725.0	100	606.0	100
Discontinued operations:				
Europe	20.6		20.3	
North America	48.3		61.4	
Asia Pacific, Rest of Americas, Africa	7.9		9.0	
	801.8		696.7	
Operating (loss)/profit				
Europe	21.6	21	18.2	14
North America	81.6	78	105.7	84
Asia Pacific, Rest of Americas, Africa	1.6	1	2.7	2
	104.8	100	126.6	100
Discontinued operations:				
Europe	2.3		1.7	
North America	6.3		9.9	
Asia Pacific, Rest of Americas, Africa	(0.5)		(0.3)	
	112.9		137.9	
Exceptional items	(34.9)		(2.2)	
Goodwill impairment	(724.6)		-	
Goodwill amortisation	(86.6)		(25.7)	
	(733.2)		110.0	

The above financial information does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The comparative financial information is based on the statutory accounts for the financial year ended 31 December 2000. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies. The statutory accounts for the year ended 31 December 2001, which include an unqualified audit report, will be circulated to shareholders on 20 March 2002.

The Annual General Meeting will be held on 2 May 2002 and subject to the approval of the shareholders the final dividend will be paid on 5 June 2002 (17 June 2002 for ADR holders) to shareholders registered at the close of business on 10 May 2002.